Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-3 of our reports dated February 26, 2010, relating to the consolidated financial statements and financial statement schedules of Reinsurance Group of America, Incorporated (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in the accounting for other-than-temporary impairments, as required by accounting guidance adopted on April 1, 2009), and the effectiveness of Reinsurance Group of America, Incorporated’s internal control over financial reporting appearing in or incorporated by reference in the Annual Report on Form 10-K of Reinsurance Group of America, Incorporated for the year ended December 31, 2009, and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.
/s/ DELOITTE & TOUCHE LLP
St. Louis, Missouri
February 14, 2011